UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private
Issuer Pursuant to Rule
13a-16 or 15d-16 of the
Securities Exchange Act
of 1934
For the month of May 2025
Commission File
Number: 001-38283

InflaRx N.V.

Winzerlaer Str. 2
07745 Jena,
Germany
(+49) 3641508180

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F  ☐

INCORPORATION BY REFERENCE

On May 28, 2025, InflaRx N.V. (the “Company”) issued a press release titled “InflaRx Announces Outcome of Interim Analysis for Vilobelimab Phase 3 Trial in Pyoderma Gangrenosum.”

The Company announced that the Independent Data Monitoring Committee conducting the interim analysis of the Phase 3 trial of vilobelimab in pyoderma gangrenosum recommended that the trial be stopped due to futility. This recommendation was based on data analysis of the first 30 patients enrolled in the study, with no unexpected adverse events noted by the Independent Data Monitoring Committee.

The Company intends to discontinue further development of vilobelimab in the pyoderma gangrenosum indication, and to prioritize its resources on INF904, with Phase 2a data readouts in chronic spontaneous urticaria and hidradenitis suppurativa anticipated this summer.

GOHIBIC (vilobelimab) remains available in the United States where it has been granted Emergency Use Authorization by the U.S. Food and Drug Administration for the treatment of COVID-19 in hospitalized adults when initiated within 48 hours of receiving invasive mechanical ventilation or extracorporeal membrane oxygenation. The Company will continue its support of the BARDA-funded Phase 2 clinical platform study.

In the European Union, GOHIBIC (vilobelimab) has been granted marketing authorization under exceptional circumstances for the treatment of adult patients with SARS-CoV-2-induced acute respiratory distress syndrome who are receiving systemic corticosteroids as part of standard of care and receiving invasive mechanical ventilation with or without extracorporeal membrane oxygenation.

This report on Form 6-K (the “Report”) shall be deemed to be incorporated by reference into (i) the registration statements on Form S-8 (File No. 333-221656 and 333-240185) and (ii) the registration statement on Form F-3 (File No. 333-273058) of the Company and to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

A copy of the press release is attached as Exhibit 99.1 to this Report. Exhibit 99.1 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “predict,” “potential” or “continue,” among others. Forward-looking statements appear in a number of places throughout this Report and may include statements regarding our intentions, beliefs, projections, outlook, analyses, current expectations and the risks, uncertainties and other factors described under the headings, “Risk factors” and “Cautionary statement regarding forward looking statements,” in our periodic filings with the U.S. Securities and Exchange Commission. These statements speak only as of the date of this Report and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated May 28, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFLARX N.V.
Date: May 28, 2025
	By:	/s/ Niels Riedemann
Name: Niels Riedemann
Title: Chief Executive Officer